Exhibit 99.4

BUENOS AIRES, May 27, 2020

COMISIÓN NACIONAL DE VALORES (“CNV”)
Subgerencia de Sociedades Emisoras
25 de Mayo 175
City of Buenos Aires
To: Gerencia de Emisoras

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)
Sarmiento 299
City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)
San Martin 344
City of Buenos Aires

Note: CPSA-GG-N-0157/20-AL
Subject: List of governing bodies

Dear Sir. /Madam:

I am writing to you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”) in order to submit the updated list of the Company’s authorities:

1) Members of the Board of Directors:

Name	Position	Term in office expiration date	Capacity
Osvaldo Arturo Reca	Chairman	12/31/2020	Non-independent
Marcelo Atilio Suva	Deputy Chairman	12/31/2020	Non-independent
Miguel Dodero	Director	12/31/2020	Non-independent
José Luis Morea	Director	12/31/2020	Independent
Juan José Salas	Director	12/31/2020	Independent
Diego Petracchi	Director	12/31/2020	Non-independent
Tomás Peres	Director	12/31/2020	Non-independent
Tomás José White	Director	12/31/2020	Independent
Cristian López Saubidet	Director	12/31/2020	Non-independent
Jorge Eduardo Villegas	Director	12/31/2020	Independent
Guillermo Pons	Director	12/31/2020	Independent
Justo Pedro Saenz	Deputy director	12/31/2020	Non-independent
Adrián Gustavo Salvatore	Deputy director	12/31/2020	Non-independent
Jorge Aníbal Rauber	Deputy director	12/31/2020	Non-independent
Javier Alejandro Torre	Deputy director	12/31/2020	Non-independent
Rubén Omar López	Deputy director	12/31/2020	Non-independent
José Manuel Pazos	Deputy director	12/31/2020	Non-independent
Enrique Gonzalo Ballester	Deputy director	12/31/2020	Independent
Oscar Luis Gosio	Deputy director	12/31/2020	Independent
Juan Pablo Gauna Otero	Deputy director	12/31/2020	Non-independent
Federico Cerdeiro	Deputy director	12/31/2020	Independent
Gabriel Enrique Ranucci	Deputy director	12/31/2020	Independent

2) Members of the Statutory Audit Committee:

Name	Position	Term in office expiration date	Capacity
Eduardo Erosa	Statutory Auditor	12/31/2020	Independent
César Halladjian	Statutory Auditor	12/31/2020	Independent
Juan Nicholson	Statutory Auditor	12/31/2020	Independent
Ricardo Erosa	Deputy Statutory Auditor	12/31/2020	Independent
Carlos Zlotnizky	Deputy Statutory Auditor	12/31/2020	Independent
Lucas Nicholson	Deputy Statutory Auditor	12/31/2020	Independent

3) Members of the Supervisory Committee:

Name	Position	Term in office expiration date	Capacity
Juan José Salas	Member	12/31/2020	Independent
José Luis Morea	Member	12/31/2020	Independent
Tomás José White	Member	12/31/2020	Independent
Jorge Eduardo Villegas	Deputy member	12/31/2020	Independent
Oscar Luis Gosio	Deputy member	12/31/2020	Independent

4) External auditors:
Germán Cantalupi (C.P.C.E.C.A.B.A. Volume 248, page 60): Certifying accountant.
Gustavo Ariel Kurgansky (C.P.C.E.C.A.B.A. Volume 309, page 176): Deputy Certifying accountant.
Estudio Pistrelli, Henry Martin & Asociados S.R.L.

Yours sincerely,

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina
Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099